DirectAsia.com Insurance Goes Live with

Sapiens IDIT in Hong Kong

Rehovot, Israel May, 22, 2012 – Sapiens International Corporation N.V. (NASDAQ and TASE: SPNS), a global provider of innovative insurance software solutions, announces today the successful go-live of Sapiens IDIT Software Suite at DirectAsia.com Hong Kong. This deployment follows the successful implementation of IDIT software suite at DirectAsia.com Singapore, in June 2010.

DirectAsia.com is planning to further expand its footprint into other countries in the region, leveraging the power of IDIT web-based direct insurance software, which is built on modern Service Oriented Architecture (SOA). DirectAsia.com was awarded the CELENT Worldwide Model Insurer Award 2012 for changing the way automobile insurance is sold. This was possible due to their deployment of the IDIT Software Suite.

DirectAsia.com is a member of Whittington, an international insurance investment and service business, headquartered in Singapore. The company is dedicated to providing bespoke and innovative solutions to the insurance industry. DirectAsia.com was formed to challenge the existing agency-based personal lines insurance industry in Asia.

“We are very satisfied with the smooth launch of our Hong Kong operations.” Said Simon Birch, CEO of DirectAsia.com. “We are looking forward to our further development in the region, confident in our excellent relationship with IDIT and their innovative software solutions”.

“DirectAsia.com Hong Kong can now realize the benefits of a comprehensive direct insurance policy processing platform, yielding extended value from their investment.” said Yoel Amir, President, Non-Life/General Insurance at Sapiens. “This deployment follows the successful implementation of IDIT in DirectAsia.com Singapore, and we look forward to continue helping the DirectAsia.com group of companies to increase their competitive advantage in this dynamic marketplace.”

“Our partnership with DirectAsia.com is an important step in the implementation of our growth as a global vendor of innovative insurance software solutions” said Roni Al-Dor, President and CEO of Sapiens. “We look forward to providing our award winning insurance technology solution to expedite our global reach in the region.”

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About Sapiens International

Sapiens International Corporation (NASDAQ and TASE: SPNS) is a global provider of innovative software solutions for the insurance industry. We offer end-to-end solutions for the Life & Pension, Property & Casualty, and Reinsurance markets. We serve over 75 insurance customers, backed by a team of over 700 insurance experts, operating through fully-owned subsidiaries in North America, the United Kingdom, EMEA and Asia Pacific.

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Contact:

Osnat Segev-Harel, CMO

Sapiens International

Tel: +972-8-938-2721

Email: osnat.se@sapiens.com

Investor Relations Contact:
Roni Giladi, CFO
Sapiens International
Tel: +972-8-9382721
E-mail: roni.g@sapiens.com

or

James Carbonara, Regional Vice President
Hayden IR
Office: +1-646-755-7412
James@haydenir.com

Visit:
www.sapiens.com

Except for historical information contained herein, the matters set forth in this release are forward-looking statements that are dependent on certain risks and uncertainties, including such factors, among others, as market acceptance, market demand, pricing, changing regulatory environment, changing economic conditions, risks in new product and service development, the effect of the Company's accounting policies, specific system configurations and software needs of individual customers and other risk factors detailed in the Company's SEC filings.